SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



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                                   FORM 6-K


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                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                             For November 1, 2005



                                 CNOOC Limited

                (Translation of registrant's name into English)

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                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)


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   (Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                           Form 20-F   X        Form 40-F
                                    -------              -------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                           Yes                  No       X
                                -------              -------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Announcement
--------------------

                               [GRAPHIC OMITTED]
                                 CNOOC Limited
(Incorporated in Hong Kong with limited liability under the Companies Ordinance)
                               (Stock Code: 883)

                                 ANNOUNCEMENT

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The Board hereby announces certain selected unaudited key operational statistics of the Group for the third quarter of 2005 (ended 30 September
2005). The comparative statistics for the third quarter of 2004 (ended 30 September 2004) are also disclosed in this announcement.
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The board of directors of CNOOC Limited (the "Company") (the "Board") hereby announces certain selected unaudited key operational statistics of the Company and its subsidiaries (the "Group") for the third quarter of 2005 (ended 30 September 2005). The comparative statistics for the third quarter for 2004 (ended 30 September 2004) are also disclosed in this announcement.

Both third quarter ended 30 September 2005 and nine months financial results for the Company reached a historic record high. The Company's total unaudited revenues amounted to RMB14.87 billion (equivalent to US$ 1.82 billion) for the third quarter of 2005, a 30.8% increase from the third quarter of 2004. Total revenues for the first nine months of 2005 year-on-year ("YOY") jumped by 44.2% to RMB 39.75 billion (equivalent to US$ 4.83 billion).

Total net production in the third quarter of 2005 was 427,414 barrels of oil equivalent (BOE) per day, compared with 404,571 BOE per day for the same period in 2004. During the period, net daily production offshore China grew 6.8% YOY to 388,060 BOE. Offshore China production for the first nine months of this year increased 15.2% YOY to 385,091 BOE.

For this period, the Company's oil and gas sales reached a level of RMB14.76 billion (equivalent to US$ 1.81 billion), an increase of 31.2% YOY. The oil and gas sales for the first nine months amounted to RMB 39.49 billion (equivalent to US$ 4.79 billion), which represents an increase of 44.8%.

The average realized oil price in the third quarter increased 30.1% to US$52.40 per barrel, compared to US$40.28 for the prior-year period. The average realized gas price was US$2.94 per thousand cubic feet, an increase of 2.2% compared to US$2.87 in the same period last year. And year-to-date average realized oil and gas prices were US$46.74 per barrel and US$2.94 per thousand cubic feet respectively.

In the third quarter, the Company made 3 new discoveries and completed 4 successful appraisals offshore China. During the period, two projects, including Bongzhong (BZ) 25-1/25-1S and Nanbao (NB) 35-2 came on stream successfully.

Third Quarter and Year-to-Date Production Summary

                                             2005                  2004
                                              Q3       YTD         Q3       YTD
Crude Oil & Liquids (b/d)
  Bohai Bay                              188,882   175,868    135,438   130,371
  Western South China Sea                 46,712    50,399     55,644    57,736
  Eastern South China Sea                 96,247   105,977    117,366    96,488
  East China Sea                           1,603     1,840      2,056     2,278
  Overseas                                22,963    22,601     27,315    30,296
  Subtotal (b/d)                         356,406   356,684    337,819   317,168

                                             2005                  2004
                                              Q3       YTD         Q3       YTD
Natural Gas (mmcf/d)
  Bohai Bay                                   49        48         49        45
  Western South China Sea                    245       226        237       208
  Eastern South China Sea                      -         -          -         -
  East China Sea                              18        18         15        17
  Overseas                                    98        90         84        86
  Subtotal (mmcf/d)                          410       383        384       356

Total Production (boe/d)                 427,414   422,714    404,571   378,799



Third Quarter and Year-to-Date Revenue and Expenditure (Unaudited)


                                  RMB millions                        US$ millions(1)
                            2005                2004              2005              2004
                             Q3      YTD        Q3      YTD       Q3      YTD       Q3      YTD
Sales Revenue
  Oil & Gas Sales      14,758.4 39,492.4  11,244.9 27,272.5  1,808.5  4,794.0  1,358.6  3,295.0
  Marketing Revenue,       62.8    146.4      87.2    187.7      7.7     17.8     10.5     22.7
net
  Others                   49.1    112.2      35.1    104.9        6     13.6      4.2     12.7
  Total                14,870.3 39,751.0  11,367.2 27,565.1  1,822.2  4,825.4  1,373.4  3,330.4

Capital Expenditures
  Exploration             613.2  1.473.1     747.5  1,718.4     75.1    178.8     90.3    207.6
  Development           3,815.8 10,572.4   3,595.5  8,445.9    467.6  1,283.4    434.4  1,020.4
  Others                   19.6  1,056.2      11.3  5,021.6      2.4    128.2      1.4    606.7
  Total                 4,448.7 13,101.7   4,354.3 15,185.9    545.1  1,590.4    526.1  1,834.7


(1) For the purpose of this announcement, unless otherwise indicated, the translations of Renminbi into US dollars have been made at the rate of RMB8.1606 to US$1.00 (for the third quarter of 2005), and at the rate of RMB8.2379 to US$1.00 (average rate for the nine months ended September
     2005), based on rates published by the People's Bank of China. These translations are for the purposes of illustration only and no representation is made by the Company that any amounts in Renminbi and US dollars can be or could have been at the relevant dates converted at the above rates or any other rates or at all.

The Board comprises:

Executive Directors
Fu Chengyu (Chairman)
Luo Han
Zhou Shouwei
Cao Xinghe
Wu Zhenfang
Wu Guangqi
Yang Hua

Independent non-executive Directors:
Chiu Sung Hong
Kenneth S. Courtis
Evert Henkes
Tse Hau Yin, Aloysius
Lawrence J. Lau

                                              By Order of the Board
                                                  CNOOC Limited
                                                    Cao Yunshi
                                                Company Secretary

Hong Kong, 31st October, 2005

                                  SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          CNOOC Limited


                                          By:  /s/ Cao Yunshi
                                               -----------------------------
                                               Name: Cao Yunshi
                                               Title:  Company Secretary

Dated: November 1, 2005